Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), July 17, 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 200 million share buyback program announced on June 27, 2023, as the third tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Third Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
07/07/2023	7,702	287.3476	2,213,151.30	11,070	316.1328	3,499,590.10	3,214,171.65	18,772	289.1180	5,427,322.95
10/07/2023	8,235	287.0801	2,364,104.60	14,130	318.2984	4,497,556.39	4,105,108.06	22,365	289.2561	6,469,212.66
11/07/2023	7,454	290.0428	2,161,979.10	15,713	318.1696	4,999,398.92	4,549,457.57	23,167	289.6981	6,711,436.67
12/07/2023	8,666	288.7570	2,502,367.80	12,412	322.2440	3,999,692.53	3,628,826.46	21,078	290.8812	6,131,194.26
13/07/2023	7,875	290.5013	2,287,697.50	15,422	324.1521	4,999,073.69	4,470,643.61	23,297	290.0949	6,758,341.11
14/07/2023	6,217	290.4795	1,805,911.20	13,688	328.7389	4,499,778.06	4,010,139.97	19,905	292.1905	5,816,051.17
Total	46,149	288.9599	13,335,211.50	82,435	321.4058	26,495,089.69	23,978,347.33	128,584	290.1882	37,313,558.83

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Third Tranche till July 14, 2023, the total invested consideration has been:
•Euro 24,368,256.20 for No. 83,533 common shares purchased on the EXM;
•USD 33,543,449.97 (Euro 30,450,171.05*) for No. 104,723 common shares purchased on the NYSE.

As of July 14, 2023, the Company held in treasury No. 12,793,491 common shares equal to 4.98% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since July 1, 2022 until July 14, 2023, the Company has purchased a total of 1,819,904 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 413,992,165.66.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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